Exhibit 99.1

Qunar Announces Changes to Shareholding Structure and Board

BEIJING, October 26, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced the sale by Baidu, Inc. (NASDAQ: BIDU) (“Baidu”), the largest shareholder of the Company, of 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its ownership interest in the Company to Ctrip.com International, Ltd. (NASDAQ: CTRP) (“Ctrip”). The exchange ratio is 1 Qunar ADS to 0.725 Ctrip ADSs.  After the completion of the transaction, Ctrip will own 190,152,519 Class B ordinary shares of Qunar.

Qunar also announced today the changes to its Board composition following the sale of Baidu’s ownership interest. Mr. James Jianzhang Liang, Ms. Jane Jie Sun, Ms. Maria Maohua Sun and Mr. Xing Xiong have been appointed to the Board of Qunar. Ms. Helen He, Mr. Liang Zeng, Mr. Yuming He and Mr. Fang Wei have stepped down from the Board. These changes became effective on October 26, 2015.

In addition, Qunar employees would have the choice to exchange their Qunar ADSs into Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADSs. Qunar management voluntarily undertakes that this exchange program will become effective only upon receiving consent from existing Qunar shareholders representing the majority of all the outstanding fully diluted shares of Qunar, including convertible bonds on an as converted basis, that are not owned by Baidu, Ctrip, or Qunar management as of October 23, 2015.

“China travel is an industry with great potential. As the technology leading player in the industry, Qunar has become China’s fourth largest e-commerce company with tremendous growth momentum,” said CC Zhuang, CEO and co-founder of Qunar. “We are very proud of our team, and appreciate the support from our global shareholder base.  We will continue to align management interests with those of our shareholders.”

Mr. James Jianzhang Liang currently serves on the Boards of Ctrip (chairman of the Board since August 2003), Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), and eHi (NASDAQ: EHIC), and serves as an independent director of Jiayuan.com International Ltd. (NASDAQ: DATE). Mr. Liang is one of the co-founders of Ctrip, and has served as its chief executive officer from 2000 to January 2006 and resumed the role of chief executive officer since from March 2013. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Ms. Jane Jie Sun currently serves as Ctrip’s co-president and chief operating officer. Prior to that, she served as its chief financial officer between 2005 and 2012. Ms. Sun is well-respected for her expertise in operating and managing the on line travel business, financial operations, mergers and acquisitions, and investor relationship. She was the chief financial officer of Ctrip between 2005 and 2012 and won the Best CFO Award by Institutional Investor and Best CFO Award by CFO World during that period. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, Ms. Sun worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of American Institute of Certified Public Accountants and a member of State of California Certified Public Accountant. Ms. Sun received her Bachelor’s Degree from the Business School of University of Florida with High Honors. Ms. Sun also attended Peking University Law School and obtained her LLM degree.

Ms. Maria Maohua Sun has served as executive vice president of Ctrip since January 2015, and is currently also CEO of its Accommodation Reservation Business. Prior to that, Ms. Sun served as senior vice president of Ctrip since December 2009. Ms. Sun joined Ctrip in 2000 and has held a number of managerial positions since then. During that period, she was recognized as a Distinguished Leader of the Best Contract Center in China. Ms. Sun holds a Bachelor’s degree from Shanghai Jiao Tong University.

Mr. Xing Xiong has served as the senior vice president of Ctrip and CEO of Air Ticketing Business Unit since April 2014. Prior to that, he served as vice president of technology. He joined Ctrip in April 2013. Prior to Ctrip, he worked for Expedia from 2002 to 2013, latest as Principal Architect. Prior to that, he worked for Microsoft and lnktomi in various technical roles. Mr. Xiong holds a Master’s degree from Northeastern University in Computer Science in 1999 and a Bachelor’s degree in Computer Science from Peking University in 1997.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; the business cooperation agreement with Baidu; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of the announcement, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com